UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 04 June 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 04 June 2026 — Scrip Dividend for 2025/26 Final Dividend

Exhibit 99.1

4 June 2026

National Grid plc ('National Grid' or the 'Company')

Scrip Dividend for 2025/26 Final Dividend

National Grid today announces the scrip dividend reference price for the 2025/26 final dividend. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2025/26 final dividend is 1,197.70 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt ('ADR') holders, the scrip ADR reference price for the 2025/26 final dividend is US$80.5453. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The terms and conditions of the Scrip Dividend Scheme are available on the Investors section of the Company's website and from Equiniti (0800 169 7775).

2025/26 Final Dividend timetable:

14 May 2026	2025/26 full-year results and final dividend amount declared - 32.14 pence per ordinary share; $2.1738 per ADR*
28 May 2026	Ex-dividend date - ordinary shares
29 May 2026	Ex-dividend date - ADRs
29 May 2026	Record date
4 June 2026	Scrip reference price announced
15 June 2026 (5:00 pm EDT)	Scrip election date for 2025/26 final dividend - ADRs
18 June 2026 (5.00 pm BST)	Scrip election date for 2025/26 final dividend - ordinary shares
23 July 2026	2025/26 final dividend paid to qualifying shareholders

*The figure shown is gross of a $0.02 per ADR final dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2025/26 final dividend. This fee does not apply to ADRs received through the scrip dividend.

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 04 June 2026